UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-11625

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:
Pentair, Inc. Retirement Savings and Stock Incentive Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Pentair plc
P.O. Box 471
Sharp Street
Walkden
Manchester M28 8BU
United Kingdom

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	3
Notes to Financial Statements as of December 31, 2014 and 2013, and for the Year Ended December 31, 2014	4
SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500 —	11
Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2014	12

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Pentair, Inc. Retirement Savings and Stock Incentive Plan
Golden Valley, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Pentair, Inc. Retirement Savings and Stock Incentive Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
June 23, 2015

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:
Notes receivable from participants	$16,768,211	$18,092,069
Employee contributions receivable	1,211,659	63,264
Employer contributions receivable	9,459,913	4,348,839
Other receivables	409,407	10,542,600
Total receivables	27,849,190	33,046,772
Investments — at fair value	979,098,174	980,877,340
Total assets	1,006,947,364	1,013,924,112
LIABILITIES:
Investment settlements payable	53,105	4,435,518
Total liabilities	53,105	4,435,518
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	1,006,894,259	1,009,488,594
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(1,887,368)	(1,978,843)
NET ASSETS AVAILABLE FOR BENEFITS	$1,005,006,891	$1,007,509,751
See notes to financial statements.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS:
Employee contributions	$42,151,592
Employer contributions	26,016,732
Rollover contributions	3,167,885
Interest and dividend income	21,501,520
Net appreciation in the fair value of investments	13,305,793
Total additions	106,143,522
DEDUCTIONS:
Distributions to participants	108,137,563
Administrative expenses	508,819
Total deductions	108,646,382
NET DEDUCTIONS	(2,502,860)
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	1,007,509,751
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$1,005,006,891
See notes to financial statements.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN
The following description of the Pentair, Inc. Retirement Savings and Stock Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
General Information - The Plan is a defined contribution profit-sharing plan with a cash or deferred arrangement described in Internal Revenue Code (“IRC”) Section 401(k) and an employee stock ownership plan (“ESOP”) component of the stock-bonus type. With certain exceptions, the Plan covers employees of Pentair, Inc. (the “Company”) and its U.S. subsidiaries who have attained age 18, although such employees must have one year of service before becoming eligible for employer discretionary contributions. The Company is a subsidiary of Pentair plc (formerly Pentair Ltd.) and is the Plan sponsor as well as Plan administrator. Fidelity Management Trust Company (“Fidelity”) is recordkeeper and trustee of the Plan, including the ESOP. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Participation - Participation for regular full- and part-time employees may commence effective with the date of hire. Contributions are subject to a maximum of 50% of pretax compensation and 15% of after-tax compensation for a combined limit of 65% of compensation. Employee contributions are also subject to the IRC 402(g) limitation of $17,500 for 2014 and 2013.
The Plan has an automatic enrollment feature for new non-union employees at a rate of 3% with an automatic annual increase of 1% per year until the participant reaches a deferral rate of 10%. Employees can opt-out of automatic enrollment within forty-five (45) days of becoming eligible for the Plan.
Non-union matching pretax contributions are 100% of the first 1% and 50% of the next 5% of participant contributions and are made in the form of cash. Union matching contributions are made in accordance with the respective union contract agreements, with the majority of the union matching contributions being 50% of the first 5% of pretax participant contributions. The Plan allows for catch-up contributions to be made to the Plan up to the IRC limitation of $5,500 for 2014 and 2013.
An employer discretionary contribution of 1.5% of annual base compensation was made at year-end for all participants who had completed a year of eligible service during the Plan years 2014 and 2013. Discretionary contributions are made in the form of cash to purchase Pentair plc common stock.
Certain grandfathered groups of employees may receive an additional employer discretionary contribution of 1% to 5% in addition to the 1.5% employer discretionary contribution.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and allocations of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. Certain investment options offered by the Plan were changed effective January 1, 2014, with transfers of assets from old investment options to the new investment options occurring at the close of business on December 31, 2013. Company discretionary contributions are automatically invested in Pentair plc common stock. The Plan currently offers various investment alternatives to Plan participants, consisting of corporate stock, mutual funds and a stable value fund. Investment management fees are charged against 401(k) trust earnings prior to the allocation of earnings.
Notes receivable from participants - Loans for any reason are allowed under the Plan. The interest rate charged is prime rate plus 1% at the time funds are borrowed. The maximum maturity of the loans is five years (15 years for loans to purchase a primary residence). The minimum loan amount is $1,000, and the maximum is the lesser of 50% of the vested account balance or $50,000. Due to transfers of notes receivable from participants related to plan mergers in prior years, loans outstanding as of December 31, 2014 may bear interest at rates higher than the prime rate plus 1%, however, there are no loans outstanding with an original maturity greater than 15 years.
Vesting - All elective deferral, after-tax, matching and discretionary contributions are immediately 100% vested.

Administrative Expenses - Administrative expenses of the Plan are paid in part by the Plan sponsor and the participants as provided in the Plan document.
Payment of Benefits - Upon severance from service for any reason, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Some participants can also elect annual installments over a term-certain period.
Withdrawals - Hardship withdrawals are available for immediate and heavy financial need up to the amount of before-tax contributions, but not earnings. Hardship withdrawals can occur any time; maximum one per calendar year.

2.	SIGNIFICANT ACCOUNTING POLICIES
The financial statements of the Plan have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
The Plan provides various investment options to its participants, including corporate stock, mutual funds and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
The Plan's investments are stated at fair value. Accounting guidance related to fair value measurements, which establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements (see Note 5). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation in the fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at year end.
The Managed Income Portfolio II, CL 2 Fund is valued using the net asset value (“NAV”) per share. The fund's fair value as of December 31, 2014 was $131,135,547. The redemption frequency is daily. There is no redemption notice period for the individual participant level; however, there is up to a 12 month redemption notice period for the Plan level.
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Benefit payments to participants are recorded upon distribution. There were no participants who have elected to withdraw from the Plan but had not yet been paid at December 31, 2014 and 2013.

3.	INVESTMENTS
The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013 were as follows:

	2014	2013
Investments at fair market value:
Fidelity Growth Company Fund K, 1,139,795 and 1,182,768 shares, respectively	$150,133,795	$141,589,157
Pentair plc common stock, 2,115,916 and 2,185,262 shares, respectively	140,539,141	169,729,300
Fidelity Managed Income Portfolio II, CL 2, 129,248,180 and 138,599,926 shares, respectively	131,135,547	140,578,769
Spartan Total Market Index Fund Inst, 2,166,648 and 2,404,859 shares, respectively	129,695,557	130,126,895
ABF Large Cap Value Fund Inst, 2,225,285 and 2,136,043 shares, respectively	64,800,302	61,411,233
JPMorgan SmartRetirement Passive Blend 2020 Fund, 3,403,610 and 3,304,957 shares, respectively	55,717,094	50,797,190
During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2014
Pentair plc common stock	$(25,227,297)
Registered investment companies	24,211,802
Common/collective trusts	14,321,288
Net appreciation in the fair value of investments	$13,305,793

4.	SYNTHETIC GUARANTEED INVESTMENT CONTRACT
The Plan provides participants a self-managed stable value investment option that includes a synthetic guaranteed investment contract (“GIC”), which simulates the performance of a GIC through an issuer's guarantee of a specific interest rate (the “wrap contract”) and a portfolio of financial instruments that are owned by the Plan. The synthetic GIC includes underlying assets, which are held in a trust owned by the Plan and utilize a benefit-responsive wrap contract issued by Fidelity. The contract provides that participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
Wrap contracts accrue interest using a formula called the “crediting rate.” Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. The crediting rate is the discount rate that equates the estimated future market value with the fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%. The crediting rate is 1.38% for 2014.
The crediting rate, and hence the fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund's return.
If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the fund will have, for example, less than $10 in cash and bonds for every $10 in NAV. Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund's return. Redemptions by existing shareholders will have the opposite effect and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund's return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.
If the fund experiences significant redemptions when the market value is below the contract value, the fund's yield may be reduced significantly to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continue, the fund's yield could be reduced to zero. If redemptions continue thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.
The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to noncompeting funds within a plan). However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:

•	The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer

•	Complete or partial termination of the Plan

•	Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow

•	Merger or consolidation of the Plan into another plan; the transfer of Plan assets to another plan; or the sale, spin-off, or merger of a subsidiary or division of the Plan sponsor

•
Any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund

•	Exclusion of a group of previously eligible employees from eligibility in the Plan

•	Any early retirement program, group termination, group layoff, facility closing, or similar program

•	Any transfer of assets from the fund directly to a competing option
A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below its contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to its contract value. A wrap issuer may also terminate a wrap contract if Fidelity's investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract failed to be met. In the event that the market value of the fund's covered assets is below its contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund. The Plan sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

December 31, 2014
Average yields:
Based on annualized earnings (1)	1.70%
Based on interest rate credited to participants (2)	1.38

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by fair value of the investments on the same date.

5.	FAIR VALUE MEASUREMENTS
The Plan's estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:
Mutual funds, common stock, and other investments - These investments are classified as Level 1 and consist of various publicly-traded money market funds, mutual funds, common stock, and other investments. Common stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the NAV of shares held by the Plan at period-end, and are actively traded.
Common/collective trusts - These investments are classified as Level 2 and consist of investments in other collective investment trust funds. The underlying investments in these collective investment trust funds primarily include intermediate and long-term debt securities, corporate debt securities, equity securities and fixed income securities. The overall fair value of the common/collective trusts are based on observable inputs.
Synthetic GIC - This investment is classified as Level 2 and is valued at the fair value of the underlying assets, which consist of collective trusts. The fair values of the underlying assets are calculated based on NAVs reported by the custodians of the investments and prices of recent transactions. Each investment provides for daily redemptions by the Plan at reported NAVs per share with no advance notice requirements.
The fair values of the Plan's investments measured at fair value on a recurring basis and their respective level within the fair value hierarchy as of December 31, 2014 and December 31, 2013 were as follows:

	December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Pentair plc common stock	$140,539,141	$—	$—	$140,539,141
Interest-bearing cash	1,390,441	—	—	1,390,441
Mutual funds:
Blended funds	186,789,500	—	—	186,789,500
Growth funds	153,410,036	—	—	153,410,036
Value funds	85,958,962	—	—	85,958,962
International funds	41,880,676	—	—	41,880,676
Other	1,366,933	—	—	1,366,933
Common/collective trusts	—	236,626,938	—	236,626,938
Synthetic GIC	—	131,135,547	—	131,135,547
Total investments at fair value	$611,335,689	$367,762,485	$—	$979,098,174

	December 31, 2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Pentair plc common stock	$169,729,300	$—	$—	$169,729,300
Interest-bearing cash	1,796,925	—	—	1,796,925
Mutual funds:
Blended funds	353,503,635	—	—	353,503,635
Value funds	61,411,233	—	—	61,411,233
International funds	43,303,877	—	—	43,303,877
Growth funds	2,588,847	—	—	2,588,847
Common/collective trusts	—	207,964,754	—	207,964,754
Synthetic GIC	—	140,578,769	—	140,578,769
Total investments at fair value	$632,333,817	$348,543,523	$—	$980,877,340
Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2014 and 2013, there were no transfers between levels.

6.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated December 3, 2010, that the Plan was designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee and recordkeeper as defined by the Plan. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2014 and 2013, the Plan held 2,115,916 and 2,185,262 shares, respectively, of common stock of Pentair plc, the sponsoring employer, with a cost basis of $58,784,322 and $56,985,499, respectively. During the year ended December 31, 2014, the Plan recorded dividend income of $1,975,317 with respect to the common stock of Pentair plc.

8.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
As of December 31, 2014 and 2013, reconciliation of net assets available for benefits per the financial statements to the Form 5500 was as follows:

	2014	2013
Net assets available for benefits per the financial statements	$1,005,006,891	$1,007,509,751
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,887,368	1,978,843
Less: Cumulative deemed distributions of participant loans	(672,197)	(680,011)
Net assets available for benefits per Form 5500	$1,006,222,062	$1,008,808,583
For the year ended December 31, 2014, reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 was as follows:

2014
Change in net assets available for benefits per the financial statements	$(2,502,860)
Add: Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,887,368
Less: Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,978,843)
Less: Change in cumulative deemed distributions of participant loans	7,814
Change in net assets available for benefits per Form 5500	$(2,586,521)
*    *    *    *    *    *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN		(EIN: 41-0907434)
		(Plan #002)

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2014

		Current
Description	Cost	Value
COMMON/COLLECTIVE TRUSTS:
JPMorgan SmartRetirement Passive Blend Income Fund	*	$15,273,713
JPMorgan SmartRetirement Passive Blend 2015 Fund	*	18,323,089
JPMorgan SmartRetirement Passive Blend 2020 Fund	*	55,717,094
JPMorgan SmartRetirement Passive Blend 2025 Fund	*	34,074,237
JPMorgan SmartRetirement Passive Blend 2030 Fund	*	43,861,264
JPMorgan SmartRetirement Passive Blend 2035 Fund	*	20,679,941
JPMorgan SmartRetirement Passive Blend 2040 Fund	*	22,753,456
JPMorgan SmartRetirement Passive Blend 2045 Fund	*	9,858,177
JPMorgan SmartRetirement Passive Blend 2050 Fund	*	14,037,420
JPMorgan SmartRetirement Passive Blend 2055 Fund	*	2,048,547
Total common collective trusts		$236,626,938
REGISTERED INVESTMENT COMPANIES:
ABF Large Cap Value Fund Inst	*	$64,800,302
BlackRock Total Return BR	*	21,158,660
DFA International Small Company	*	1,186,022
Dodge & Cox International Stock	*	40,694,654
Fidelity Growth Company Fund K (1)	*	150,133,795
Victory Integrity Small Cap Value Fund R6	*	19,614,842
PIMCO Total Return Fund Inst	*	—
Principal Diversified Real Asset Inst	*	1,366,933
Spartan Total Market Index Fund Inst (1)	*	129,695,557
AMG Times Square Small Cap Growth Fund	*	37,479,101
Vanguard International Growth Fund Adm	*	3,276,241
Total registered investment companies		$469,406,107
PENTAIR PLC COMPANY STOCK FUND:
Pentair plc common stock (1)	*	$140,539,141
Interest-bearing cash (1)	*	1,390,441
Total Pentair plc Company stock fund		$141,929,582
SYNTHETIC INVESTMENT CONTRACT:
Fidelity Managed Income Portfolio II, CL 2 (1)	*	$131,135,547
PARTICIPANT PROMISSORY NOTES LOANS — Loan Fund (1) (2)	*	16,096,014
TOTAL		$995,194,188

(1)	Party-in-interest.

(2)	Interest rates range from 3.25% to 11.50%. Maturity dates range from 2015 to 2029.
*    Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Pentair, Inc., who administers the Pentair, Inc. Retirement Savings and Stock Incentive Plan, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 23, 2015.

Pentair, Inc. Retirement Savings and Stock Incentive Plan
By Pentair, Inc.

By	/s/ Mark C. Borin
Mark C. Borin
Chief Accounting Officer and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm